Exhibit 99.1
NICE Real-Time Analytics and Guidance Solutions Selected by
Cablevisión Argentina to Improve Customer Satisfaction

NICE solutions will help the company offer differentiated service to its customers, improve agent performance, and reduce operational costs

Ra’anana, Israel, November 5, 2012, NICE Systems (NASDAQ: NICE) announced today that it is implementing its Real-Time Analytics and Guidance solutions at Cablevisión Argentina, the largest cable TV company in the country and one of the largest in Latin America, to modernize its customer service center of more than 1,000 agents

By implementing the solution, the company aims to improve its relationship with customers, increase new net revenue, and promote customer acquisition. The service provider also aims to increase sales of current products while at the same time enhancing agent productivity and operational efficiency. The suite of solutions includes NICE’s real-time Speech Analytics, Interaction Analytics, Interaction Management, and real-time guidance.

Cablevisión offers subscription TV and Internet through a single network to over 3.5 million customers.

“We are evolving our contact center with the goal of increasing customer satisfaction and operational efficiency, and reducing operational costs,” said Sebastian Galletti, Customer Care Manager at Cablevisión Argentina. “We expect to achieve a significant return on investment in under 10 months by meeting our goals of a six percent reduction in average handle time on calls and a 7 percent increase in first call resolution.”

“We are excited to deliver innovative solutions in a market that demands real-time action for real-time challenges,” said Barak Eilam, President of NICE Americas. “This project reinforces NICE’s commitment to creating industry-leading technologies that help companies shape interactions as they happen and impact the Decisive Moment™.”

About Cablevisión Argentina
Cablevisión is the largest company for Cable TV in Argentina and one of the largest in Latin America. It has become one of the leading telecommunications companies in the region, offering subscription TV service, Internet and Telephony through a single network. Cablevision currently has over 3.5 million customers and Fibertel has over 1.3 million customers.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; ability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.